05038353

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 28 2005 1086

SEC FILE
8- 65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Rd., Suite 209
(No. and Street)

Westbury	NY	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 516-393-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name)*

485 Underhill Blvd., Ste. 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionftom the requirement that the annual report be covered by the opinion of an independentpublic accountant must be supported by a statement offacts and circumstances relied on as the basisfor the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUND SECURITIES, LLC, as of FEBRUARY 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINCUILLO
NOTARY PUBLIC [illegible] of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires 08/09/05

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certainportions of thisfiling, see section 240.17a-5(e)(3).*

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors & Members
Sound Securities, LLC
(A Limited Liability Company)
Formerly Arpent Securities, Inc.
Westbury, New York

We have audited the accompanying combined statements of financial condition of Sound Securities, LLC, formerly Arpent Securities, Inc., as of December 31, 2004, and the related combined statements of operations, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Securities, LLC, formerly Arpent Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Miceli & Koenig

MICELI & KOENIG, CPA's, P.C.

Syosset, New York
February 3, 2005

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMBINED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS:	
Cash	$23,181
Receivables from brokers and dealers	370,291
Property and equipment, net	22,956
Other assets	4,320
Total Assets	**$420,748**

LIABILITIES AND OWNER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	129,019
OWNER'S EQUITY:	
Total Owner's Equity	291,729
Total Liabilities and Owner's Equity	**$420,748**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$1,081,293
Other income	33,435
Interest income	17,856
	1,132,584
OPERATING EXPENSES:	
Salaries, commissions and related expenses	671,536
Clearance and exchange fees	275,197
Occupancy and equipment rentals	30,580
Communications and data processing	34,696
Office expenses	26,396
Travel and entertainment	21,371
Professional fees	91,044
Other operating expenses	27,655
	1,178,475
NET LOSS	**($45,891)**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMBINED STATEMENTS OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Member's Equity
Balance January 1, 2004	$58,753	$2,000	$54,080	$2,673	$ -0-
Transfer to LLC	-0-	(2,000)	(54,080)	(2,673)	58,753
Capital contributions	278,867	-0-	-0-	-0-	278,867
Net loss	(45,891)	-0-	-0-	-0-	(45,891)
Balance December 31, 2004	$291,729	$ -0-	$ -0-	$ -0-	$291,729

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	($45,891)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,757
Increase in receivables from brokers and dealers	(334,580)
Decrease in other assets	2,771
Increase in accounts payable, accrued expenses and other liabilities	114,819
NET CASH USED IN OPERATING ACTIVITIES	(260,124)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for property and equipment	(25,713)
NET CASH USED IN INVESTING ACTIVITIES	(25,713)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	278,867
NET CASH PROVIDED BY FINANCING ACTIVITIES	278,867
NET DECREASE IN CASH	(6,970)
CASH, BEGINNING OF YEAR	30,151
CASH, END OF YEAR	**$23,181**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC,
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

1 - ORGANIZATION

Sound Securities, LLC ("The Company") was organized in New York on October 30, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (The "NASD") and the Securities Investor Protection Corporation (The "SIPC").

The Company had formerly operated as Arpent Securities, Inc. During the year, Arpent Securities, Inc. transferred the operations of the broker-dealer to the Company. The Company was inactive in 2003.

In March 2004, ownership of the company was transferred to Peconic Holding, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

During the year ended December 31, 2004, the Company underwent a change in entity which did not materially effect its operations or management. However, the Company's legal entity changed from Arpent Securities, Inc. to Sound Securities, LLC when its broker license was transferred. Management has decided that it would be misleading not to reflect the accompanying financial statements on a combined basis since there was a continuity of business operation and management between the two entities. All significant intercompany transactions have been eliminated in combination.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2004, the Company did not have cash or cash equivalent balances at risk.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Valuation of Investments

All investments in marketable securities are valued at estimated fair value in the statement of financial position. If available, quoted market prices are used to value investments. Otherwise, investments are valued at bid prices based on market quotations prevailing on the last business day of the year. Invested cash is valued at cost which is its estimated fair value.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment (cont'd).

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - DUE FROM CLEARING BROKER

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of December 31, 2004:

	Penson	Merrill Broadcort	Total
Commissions receivable	$ 37,089	$ 43,487	$ 80,576
Good faith deposits:			
Invested cash	25,113	13,752	38,865
Investments at fair value:			
State and municipal obligations	-0-	157,330	157,330
Preferred stock	-0-	93,520	93,520
Total Deposits	25,113	264,602	289,715
	$ 62,202	$ 308,089	$ 370,291

4 - PROPERTY AND EQUIPMENT

Office	$ 11,345
Furniture and fixtures	4,289
Leasehold improvements	10,079
	25,713
Less: Accumulated depreciation and amortization	2,757
	$ 22,956

Depreciation and amortization expense related to property and equipment amounted to $2,757 for the year ended December 31, 2004.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company has net capital of $243,094 which was $234,493 in excess of its minimum required net capital of $8,601. The Company's net capital ratio was .53 to 1.

6 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

During the year ended December 31, 2004, the NASD advised the Company that it had made a preliminary determination to recommend that disciplinary action be commenced against the Company in connection with the Company's order audit trial system ("OATS") reports. The Company advised the NASD of its defense and mitigating circumstances. In addition, the Company is prepared to vigorously defend itself against any action. Management is of the opinion, after reviewing such actions with counsel, that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these combined financial statements.

The Company occupies facilities pursuant to a non-cancelable commercial property sublease agreement. Operating lease requires monthly payments of $2,054 through May 2005.

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Aggregate future minimum rentals are as follows:

Years Ending December 31:	
2005	$ 10,295

7 - CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2004, there were no significant customer accounts having unsecured debit balances that presented any risk.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL		
Total member's equity		$291,729
Less: Nonallowable assets		
Property and equipment, net	22,956	
Other assets	4,320	
		27,276
Net capital before haircuts on securities positions (tentative net capital)		264,453
Haircuts on Securities		
State and municipal government obligations	8,653	
Preferred stock	9,352	
Undue concentration	3,354	
		21,359
Net Capital		243,094
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $129,019 pursuant to Rule 15C3-1		8,601
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		234,493
EXCESS NET CAPITAL AT 1,000 %		230,192
AGGREGATE INDEBTEDNESS		129,019
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.53**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES INC.
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2003

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC,
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES, INC.
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

	Audited	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 23,181	$ 22,791	(a)$ 390
Receivables from brokers and dealers	370,291	367,981	(b) 2,310
Property and equipment, net	22,956	15,474	(c) 7,482
Other assets	4,320	-0-	(d) 4,320
Total Assets	**$ 420,748**	**$ 406,246**	

LIABILITIES AND OWNER'S EQUITY

	Audited	Focus Report Unaudited	Difference
LIABILITIES			
Accounts payable, accrued expenses and other liabilities	$ 129,019	$ 119,966	(e)$ 9,053
OWNER'S EQUITY			
Total owner's equity	291,729	286,280	(f)$ 5,449
Total Liabilities and Owner's Equity	**$ 420,748**	**$ 406,246**	

(a) Adjustment for recording $390 positive balance in error account at the clearing house.
(b) Adjustment of net commissions receivable from unsettled trade at December 31, 2004.
(c) Adjustment for depreciation on equipment of $416 and misclassification of office expense of $7,898.
(d) Misclassification of security deposits and prepaid expenses.
(e) Adjustment for various accruals not recorded by broker on focus report.
(f) Summary of difference listed above.

SOUND SECURITIES, LLC,
(A LIMITED LIABILITY COMPANY)
FORMERLY ARPENT SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2004

Net capital as reported on the Focus Report, Part IIA	$ 251,337
Adjustments	(8,243)
Net capital as adjusted and as reported per audited financial statements	$ 243,094

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Sound Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members and Board of Directors of
Sound Securities, LLC,
(A Limited Liability Company)
Formerly Arpent Securities, Inc.
Westbury, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sound Securities, LLC, formerly Arpent Securities, Inc., ("The Company") for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 3, 2005